August 13, 2019

Seth M. Shaw
Chief Executive Officer
Tauriga Sciences, Inc.
555 Madison Avenue, 5th Floor
New York, NY 10022

       Re: Tauriga Sciences, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 29, 2019
           File No. 000-53723

Dear Mr. Shaw:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Theodore Ghorra, Esq.